UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Reed’s, Inc.

(Name of Issuer)

$0.001 par value Common Stock

(Title of Class of Securities)

758338107

(CUSIP Number)

February 14, 2009 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	Page 2 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Wholesale Realtors Supply
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 749,696 (includes 83,333 shares currently issuable upon exercise of a warrant)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 749,696 (includes 83,333 shares currently issuable upon exercise of a warrant)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,696 (includes 83,333 shares underlying a warrant)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 758338107	Page 3 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Pearl Elias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,724 (includes 250,861 shares underlying warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 758338107	Page 4 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Robert Elias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 758338107	Page 5 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Gabriel Elias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 569,028 (includes 167,528 shares currently issuable upon exercise of warrants)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 569,028 (includes 167,528 shares currently issuable upon exercise of warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,028 (includes 167,528 shares underlying warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 758338107	Page 6 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Alma Elias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 569,028 (includes 167,528 shares currently issuable upon exercise of warrants)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 569,028 (includes 167,528 shares currently issuable upon exercise of warrants)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,028 (includes 167,528 shares currently issuable upon exercise of warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 758338107	Page 7 of 13

Item 1(a)		Name of Issuer:

Reed’s, Inc.

Item 1(b)		Address of Issuer’s Principal Executive Offices:

13000 South Spring Street, Los Angeles, CA 90061

Item 2(a)		Name of Persons Filing:

Wholesale Realtors Supply Pearl Elias Robert Elias Gabriel Elias Alma Elias

Item 2(b)		Address of Principal Business Office, or, if none, Residence:

P.O. Box 340, Merion Station, PA 19066.

Item 2(c)		Citizenship:

Wholesale Realtors Supply, a general partnership with its principal place of business being located at P.O. Box 340, Merion Station, PA 19066.

Pearl Elias - United States

Robert Elias - United States

Gabriel Elias - United States

Alma Elias - United States

Item 2(d)		Title of Class of Securities:

$0.0001 par value Common Stock

Item 2(e)		CUSIP Number:

758338107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	A.	Wholesale Realtors Supply

	(a)	Amount beneficially owned:

749,696 (includes 83,333 shares currently issuable upon exercise of a warrant) (1)

	(b)	Percent of class:

8.2% (2)

CUSIP No. 758338107	Page 8 of 13

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

-0-

(ii) Shared power to vote or to direct the vote:

749,696 (includes 83,333 shares currently issuable upon exercise of a warrant) (1)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

749,696 (includes 83,333 shares currently issuable upon exercise of a warrant) (1)

B.	Pearl Elias

(a)	Amount beneficially owned:

1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants) (1) (3) (4)

(b)	Percent of class:

14.1% (2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants) (1) (3) (4)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants) (1) (3) (4)

C.	Robert Elias

(a)	Amount beneficially owned:

1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants) (1) (3) (4)

(b)	Percent of class:

14.1% (2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants) (1) (3) (4)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

1,318,724 (includes 250,861 shares currently issuable upon exercise of warrants) (1) (3) (4)

D.	Gabriel Elias

(a)	Amount beneficially owned:

569,028 (includes 167,528 shares currently issuable upon exercise of warrants) (3)

(b)	Percent of class:

6.1% (2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

569,028 (includes 167,528 shares currently issuable upon

CUSIP No. 758338107	Page 9 of 13

exercise of warrants) (3)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

569,028 (includes 167,528 shares currently issuable upon exercise of warrants) (3)

	E.	Alma Elias

	(a)	Amount beneficially owned:

569,028 (includes 167,528 shares currently issuable upon exercise of warrants) (3)

	(b)	Percent of class:

6.1% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

- 0 -

(ii) Shared power to vote or to direct the vote:

569,028 (includes 167,528 shares currently issuable upon exercise of warrants) (3)

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

569,028 (includes 167,528 shares currently issuable upon exercise of warrants) (3)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.		Identification and Classification of Members of the Group.

Not Applicable.

Item 9.		Notice of Dissolution of Group.

Not Applicable.

Item 10.		Certification.

Not Applicable.

Explanatory Notes:

(1) Wholesale Realtors Supply (“Wholesale”) is the beneficial owner of the 749,696 shares of common stock (includes 83,333 shares of common stock currently issuable upon exercise of a warrant) set forth in this report. Wholesale is a general partnership with twenty-six partners, each of which is a trust. Pearl Elias and Robert Elias are the sole trustees of each of the trusts and, in that capacity, have the right to act on behalf of each of the trusts and on behalf of Wholesale. As such, Pearl Elias and Robert Elias may be

CUSIP No. 758338107	Page 10 of 13

deemed to share the voting and dispositive power over the 749,696 shares set forth in this report.

(2) Percentage ownership is based on the issuer having 9,111,177 shares outstanding as set forth in its Form 10-Q filed May 12, 2009. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, the percentage ownership for each reporting person includes the number of shares of common stock that may be acquired by such reporting person pursuant to the exercise of warrants.

(3) The Elias Family Charitable Trust (the “Trust”) is the beneficial owner of the 15,500 shares of common stock (includes 10,000 shares of common stock currently issuable upon exercise of a warrant). Mr. Gabriel Elias and Ms. Alma Elias are the trustees of the Trust, and, in that capacity, share the voting and dispositive control over the shares held by the Trust. As discussed in footnote (4), Pearl Elias and Robert Elias may be also be deemed to share the voting and dispositive power over the shares held by the Trust.

(4) Pursuant to certain powers of attorney agreements, Pearl Elias and Robert Elias may act on behalf of each of Gabriel Elias and Alma Elias. As such, Pearl Elias and Robert Elias may be also be deemed to share the voting and dispositive power over the shares reported by Gabriel Elias and Alma Elias.

CUSIP No. 758338107	Page 11 of 13

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: July 10, 2009

WHOLESALE REALTORS SUPPLY

By:	/s/ Pearl Elias
Pearl Elias, Trustee of each partner of Wholesale Realtors Supply

By:	/s/ Robert Elias
Robert Elias, Trustee of each partner of Wholesale Realtors Supply

/s/ Pearl Elias
Pearl Elias

/s/ Robert Elias
Robert Elias

/s/ Gabriel Elias
Gabriel Elias

/s/ Alma Elias
Alma Elias

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 758338107	Page 12 of 13

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G

CUSIP No. 758338107	Page 13 of 13

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of July 10, 2009 by and among Wholesale Realtors Supply, Pearl Elias, Robert Elias, Gabriel Elias and Alma Elias (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to Reed’s, Inc., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

WHOLESALE REALTORS SUPPLY

By:	/s/ Pearl Elias
Pearl Elias, Trustee of each partner of Wholesale Realtors Supply

By:	/s/ Robert Elias
Robert Elias, Trustee of each partner of Wholesale Realtors Supply

/s/ Pearl Elias
Pearl Elias

/s/ Robert Elias
Robert Elias

/s/ Gabriel Elias
Gabriel Elias

/s/ Alma Elias
Alma Elias

EXHIBIT A